

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2018

Kevin Stein
President and Chief Executive Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3000
Cleveland, OH 44114

> **Re: TransDigm UK Holdings plc**
> **TransDigm Inc.**
> **TransDigm Group Incorporated**
> **Registration Statement on Form S-4**
> **Filed November 9, 2018**
> **File No. 333-228336**

Dear Mr. Stein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please update the prospectus to include the information required by Item 19(a)(7) of Form S-4 for the most recently completed fiscal year, including the information required by Item 402 of Regulation S-K. For guidance, refer by analogy to Securities Act Forms Compliance and Disclosure Interpretation 123.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Michael J. Solecki